SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GameStop Corp.
 (Name of Issuer)

Class A Common Stock, $0.001 par value per share
 (Title of Class of Securities)

36467W109
 (CUSIP Number)

Michael J. Burry
c/o Scion Asset Management, LLC
20665 4th Street, Suite 201
Saratoga, CA 95070

Telephone: (408) 441 8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. □

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467W109	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
SCION ASSET MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,801,929

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,801,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,801,929

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) This percentage is based on 64,582,006 Shares outstanding as of April 20, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (defined herein) on April 27, 2020.

CUSIP No. 36467W109	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
SCION ASSET PARTNERS, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,801,929

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,801,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,801,929

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1) This percentage is based on 64,582,006 Shares outstanding as of April 20, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (defined herein) on April 27, 2020.

CUSIP No. 36467W109	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
SCION CAPITAL GROUP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,801,929

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,801,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,801,929

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1) This percentage is based on 64,582,006 Shares outstanding as of April 20, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (defined herein) on April 27, 2020.

CUSIP No. 36467W109	SCHEDULE 13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
MICHAEL J. BURRY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,801,929

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,801,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,801,929

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This percentage is based on 64,582,006 Shares outstanding as of April 20, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (defined herein) on April 27, 2020.

CUSIP No. 36467W109	SCHEDULE 13D	Page 6 of 8 Pages

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to shares of Class A Common Stock, $0.001 par value per share (the “Shares”), of GameStop Corp., a Delaware corporation (the “Company” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 10, 2020 (collectively, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the previous information reported in the Schedule 13D.

Item 5.	INTEREST IN THE SECURITIES OF THE ISSUER

Item 5(a), (b), (c), and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a) Each of SAM, SAP, SCG, and Mr. Burry may be deemed to beneficially own 2,801,929 Shares, which equates to approximately 4.3% of the total number of Shares outstanding. This amount consists of (a) 1,753,546 Shares held for the account of Master, (b) 559,547 Shares held for the account of Value, and (c) 488,836 Shares held for the account of the SMA. The beneficial ownership percentages reported herein are based on 64,582,006 Shares outstanding as of April 20, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (defined herein) on April 27, 2020.

(b) Each of the Reporting Persons may be deemed to share voting and dispositive power over 2,801,929 Shares.

(c) Except for the transactions listed in Exhibit F hereto, all of which were effected in the open market through a broker, there have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(e) As of May 4, 2020, the Reporting Persons ceased to be the beneficial owner of more than 5% percent of the Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit F	Schedule of Transactions, in response to Item 5(c)

CUSIP No. 36467W109	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 6, 2020

SCION ASSET MANAGEMENT, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

SCION ASSET PARTNERS, L.P.

By: SCION CAPITAL GROUP, LLC, its general partner
By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

SCION CAPITAL GROUP, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

MICHAEL J. BURRY

/s/ Michael J. Burry

CUSIP No. 36467W109	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT F

SCHEDULE OF TRANSACTIONS

Entity Name	Transaction Date	Transaction Type	Quantity	Price Per Share (excluding commissions)
SMA	5/04/2020	Sell	50,050	$5.7504
Master	5/04/2020	Sell	192,814	$5.7504
Value	5/04/2020	Sell	55,056	$5.7504
SMA	5/05/2020	Sell	49,729	$5.4964
Master	5/05/2020	Sell	191,576	$5.4964
Value	5/05/2020	Sell	54,702	$5.4964
SMA	5/06/2020	Sell	696	$5.3038
Master	5/06/2020	Sell	2,682	$5.3038
Value	5/06/2020	Sell	766	$5.3038